


RECEIVED
PROCESSING
AUG 2 4 2007
WASH. D.C.
186
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X17A-5
PART III

SEC FILE NUMBER
8- 38547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Isbin Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 Second Avenue South, Suite 413
(No. and Street)

Minneapolis	Minnesota	55402
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ira M. Isbin (612) 338-6113
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—*if individual, state last, first, middle name*)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ira M. Isbin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Isbin Investments, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public



KATHLEEN M. HOGAN
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lurie Besikof Lapidus
& Company, LLP

Isbin Investments, Inc.

Financial Statements
and Supplementary Information

June 30, 2007

Isbin Investments, Inc.

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report

The Director
Isbin Investments, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Isbin Investments, Inc. (the Company) as of June 30, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Isbin Investments, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

August 13, 2007

phone 612.377.4404
fax 612.377.1325

address 2501 Wayzata Boulevard
Minneapolis, MN 55405

website www.lblco.com

Isbin Investments, Inc.

Statement of Financial Condition

June 30	2007
ASSETS	
Cash and Cash Equivalents	$362,924
Prepaid Expense	624
Property and Equipment, net of accumulated depreciation of $51,884	13,130
Total Assets	$376,678
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts Payable and Accrued Expenses	$ 7,193
Stockholder's Equity	369,485
Total Liabilities and Stockholder's Equity	$376,678

See notes to financial statements.

Isbin Investments, Inc.

Statement of Operations

Year Ended June 30	2007
Revenue	
Commissions	$ 114,394
Trading profit	20,782
Interest	13,808
Total Revenue	148,984
Expenses	
Compensation and benefits	97,336
Clearing fees	20,239
Occupancy	9,987
Other	41,274
Total Expenses	168,836
Net Loss	$ (19,852)

See notes to financial statements.

Isbin Investments, Inc.

Statement of Changes in Stockholder's Equity

Description	Common Stock *		Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
	Shares	Amount			
Balance, June 30, 2006	10,000	$ 100	$ 87,650	$ 301,587	$ 389,337
Net loss	-	-	-	(19,852)	(19,852)
Balance, June 30, 2007	**10,000**	**$ 100**	**$ 87,650**	**$ 281,735**	**$ 369,485**

* 100,000 shares authorized - $.01 pa · value.

See notes to financial statements.

Isbin Investments, Inc.

Statement of Cash Flows

Year Ended June 30	2007
Operating Activities	
Net loss	$ (19,852)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	3,444
Changes in operating assets and liabilities:	
Prepaid expense	592
Accounts payable and accrued expenses	(3,847)
Net Cash Used by Operating Activities	(19,663)
Investing Activity	
Purchases of property and equipment	(5,098)
Net Decrease in Cash	(24,761)
Cash and Cash Equivalents	
Beginning of year	387,685
End of year	$362,924

See notes to financial statements.

Isbin Investments, Inc.

Notes to Financial Statements

1. The Company and Summary of Significant Accounting Policies

The Company

Isbin Investments, Inc. (the Company) is a securities broker/dealer registered with the Securities and Exchange Commission and is regulated by the National Association of Securities Dealers, Inc. The Company primarily executes over-the-counter security trades for clients in the midwestern United States and engages in private placements.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Cash and cash equivalents are maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Securities Transactions

Firm trading securities are valued at market and unrealized gains and losses are included in income. Commission income and related expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Property and Equipment

Property and equipment, consisting of office furniture and equipment, are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over periods prescribed by the Internal Revenue Service which do not result in significantly different amounts than under accounting principles generally accepted in the United States of America.

2. Off - Balance Sheet Risk

The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker, who carries all the customer accounts and maintains the related records. The Company is liable to the clearing broker for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable to fulfill their contractual obligations.

3. Lease

The Company leases its office facility under a month to month lease. Rent expense was $9,987.

Isbin Investments, Inc.

Notes to Financial Statements

4. Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at June 30, 2007, the net capital ratio was .02 to 1 and net capital was $355,731, which exceeded the minimum capital requirement by $255,731.

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

5. Pension Plan

The Company terminated its defined benefit plan for its sole qualifying employee on June 18, 2007. The Company paid a $40,000 contribution to the Plan in 2007. There is no remaining Company obligation to the Plan.

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report - Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Director
Isbin Investments, Inc.
Minneapolis, Minnesota

We have audited the accompanying financial statements of Isbin Investments, Inc. as of and for the year ended June 30, 2007, and have issued our report thereon dated August 13, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

August 13, 2007

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Isbin Investments, Inc.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

June 30	2007
Net Capital	
Stockholder's equity	$ 369,485
Deductions:	
Nonallowable items:	
Prepaid expense	(624)
Property and equipment, net of accumulated depreciation	(13,130)
Net Capital	**$ 355,731**
Basic Net Capital Requirement	
Net Capital	$ 355,731
Minimum net capital required	(100,000)
Excess Net Capital	**$ 255,731**
Aggregate Indebtedness	
Liabilities	$ 7,193
Ratio of Aggregate Indebtedness to Net Capital	**0.02**
Reconciliation to the Company's Computation included in Part II of Form X-17a-5 as of June 30, 2007	
Net capital as reported by the Company	$ 356,345
Net audit adjustments	(614)
Net Capital	**$ 355,731**

Lurie Besikof Lapidus
& Company, LLP

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Director
Isbin Investments, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Isbin Investments, Inc. (the Company) as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325

address 2501 Wayzata Boulevard
Minneapolis, MN 55405

website www.lblco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matter involving the control environment, accounting system and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Isbin Investments, Inc. for the year ended June 30, 2007, and this report does not affect our report thereon dated August 13, 2007.

> There is a general lack of segregation of duties since one person has the responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

August 13, 2007

END